May 5, 2017

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:

Bio-Techne Corporation
Form 10-K for Fiscal Year Ended June 30, 2016

Filed August 29, 2016

Form 10-Q for the Quarterly Period Ended December 31, 2016

Filed February 9, 2017

Response Dated March 23, 2017
File No. 000-17272

Dear Mr. Rosenberg:

This letter is written in response to the Staff’s comment letter dated April 21, 2017 on the Form 10-K of Bio-Techne Corporation (“the Company”, “we” or “our”) for the year ended June 30, 2016, the Form 10-Q for the period ended December 31, 2016, and our response to the comment letter we received on February 22, 2017 dated March 23, 2017. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

1. Regarding your response to our prior comment 1 of our February 22, 2017 letter, please provide us proposed disclosure to be included in your future periodic reports and future earnings releases that explains how each of your adjusted financial measures:

●

is helpful in assessing your ongoing operating results specifically addressing your exclusion of amortization of intangible assets you acquire and stock-based compensation that appear to be ongoing expenses;

●	facilitates your internal comparisons to historical operating results; and

●	facilitates comparisons to competitors' operating results, which may not be determined in the same manner.

Response

In future Form 10-Q filings, the Company will expand our disclosures regarding the use of non-GAAP financial measures include the substance of the following paragraphs. Similar disclosures will be included in future press releases and Form 10-K filings.

NON-GAAP FINANCIAL MEASURES

This Quarterly Report on Form 10-Q, including “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in Item 2, contains financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These non-GAAP measures include:

● Adjusted gross margin

● Adjusted net earnings

● Adjusted effected tax rate

We provide these measures as additional information regarding our operating results. We use these non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

Our non-GAAP financial measures for adjusted gross margin and adjusted net earnings exclude the costs recognized upon the sale of acquired inventory, amortization of acquisition intangibles, and acquisition related expenses. The Company excludes amortization of purchased intangible assets and purchase accounting adjustments, including costs recognized upon the sale of acquired inventory and acquisition-related expenses, from this measure because they occur as a result of specific events, and are not reflective of our internal investments, the costs of developing, producing, supporting and selling our products, and the other ongoing costs to support our operating structure. Additionally, these amounts can vary significantly from period to period based on current activity.

The Company’s non-GAAP adjusted net earnings also excludes stock based compensation expense and certain adjustments to income tax expense. Stock based compensation is excluded from non-GAAP adjusted earnings because of the nature of this charge, specifically the varying available valuation methodologies, subjective assumptions, and the variety of award types. The Company independently calculates a non-GAAP adjusted tax rate to be applied to the identified non-GAAP adjustments considering the impact of discrete items on these adjustments and the jurisdictional mix of the adjustments. In addition, the tax impact of other discrete and non-recurring charges which impact our reported GAAP tax rate are adjusted from net earnings. We believe these tax items can significantly affect the period-over period assessment of operating results and not necessarily reflect costs and/or income associated with historical trends and future results.

The Company periodically reassesses the components of our non-GAAP adjustments for changes in how we evaluate our performance, changes in how we make financial and operational decisions, and considers the use of these measures by our competitors and peers to ensure the adjustments are still relevant and meaningful.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

 /s/ James T. Hippel

James T. Hippel

Chief Financial Officer